Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-256340) of Nouveau Monde Graphite Inc. of our report dated March 23, 2022 relating to the consolidated financial statements, which appears in Exhibit 99.1 to Nouveau Monde Graphite Inc.’s current report on Form 6-K, filed with the U.S. Securities and Exchange Commission on March 24, 2022.

/s/PricewaterhouseCoopers LLP

Montréal, Canada

March 24, 2022